[CHS Letterhead]

                      October 19, 2005

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: William A. Bennett

  Re:
  Cold Spring Capital Inc.
  Response to Comment Letter dated September 20, 2005
  Regarding Amendment No. 1 to Registration Statement on Form S-1
  Filed August 16, 2005
  File No. 333-125873

Ladies and Gentlemen:

        On behalf of Cold Spring Capital Inc. ("Cold Spring" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff ") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated September 20, 2005 (the "Comment Letter") to Mr. Richard A. Stratton, the Chief Executive Officer of the Company. The Comment Letter relates to Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 333-125873 (the "Registration Statement"), which was filed with the Commission on August 16, 2005. Filed herewith via EDGAR is Amendment No. 2 to the Registration Statement ("Amendment No. 2").

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all pages references in the Company's responses are to Amendment No. 2. Copies of this letter and its attachments are being delivered under separate cover to Maureen Bauer of the Commission.

General

        1.     Please file the underwriting agreement and accompanying compensation deferment as an exhibit. Disclose in the prospectus the rate of interest that the deferred fees and expenses will earn until an initial transaction is consummated. In addition, supplementally discuss the reason for and basis behind the decision to defer a portion of the underwriter's compensation. Finally, discuss, as applicable, whether such deferment provision will apply to other members of the underwriting syndicate and if so, how such deferment obligation will be allocated among the members of the underwriters' syndicate.

        The form of underwriting agreement is filed as Exhibit 1.1 to Amendment No. 2. The agreement as to the deferral of a portion of the underwriter's compensation is contained in the underwriting agreement. The Company has added disclosure on the cover page of the prospectus and on pages 6, 32, 73 and F-9 of Amendment No. 2 to explain that the underwriter will not receive any interest that may accrue on the deferred fees and that any such interest will be the property of the Company, or the public stockholders in the event of a liquidation of the Company, when the proceeds are released from the fund.

        The decision to defer a portion of the underwriter's compensation was based on the belief that the offering would be more favorable and attractive to investors if more money were set aside in the escrow fund for possible distribution to the investors in the event of a liquidation of the Company prior to the consummation of an initial transaction and that the underwriter's interests would be further aligned with the interests of the public stockholders by having a portion of its compensation at risk if the Company is unable to consummate an initial transaction. The amounts deferred will apply to all members of the underwriting syndicate and will be allocated among those members pro rata based on the percentage of the initial underwriting compensation that each member is entitled to receive.

        2.     Please also discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when any applicable restricted period would end. Further, advise whether the underwriter may or will act as a finder of business acquisitions for the company.

        The Company believes that, because the contingent underwriter's compensation is contingent upon and will only be paid in connection with the consummation of an initial transaction, the restricted periods under Regulation M for both the initial public offering and in connection with an initial transaction will have ended and, therefore, Regulation M would be inapplicable.

        Based on the Commission's "Frequently Asked Questions About Regulation M" published by the Division of Market Regulation (dated October 27, 1999, revised April 12, 2002), the Company believes that the restricted periods under Regulation M for the offering will have ended when all of the units have been distributed and after any over-allotment and stabilization arrangements and trading restrictions in connection with the offering have been terminated. Based on the guidance in the Frequently Asked Questions, any applicable restricted period under Regulation M in connection with a business combination in which securities are to be distributed will have ended either on the date on which the target shareholders can vote on the merger or exchange or, in the case of the acquisition of a privately-held company, the later of the execution of the definitive acquisition agreement or the end of any valuation period. Accordingly, the Company believes that Regulation M is inapplicable to any payments to be received by the underwriter as deferred compensation upon consummation of a business combination.

        The Company is aware of the Commission's guidance in the Frequently Asked Questions relating to the restricted period in the acquisition of a target in which securities are to be distributed. If and to the extent it becomes applicable in the context of an initial transaction, the underwriter receiving the deferred compensation will comply with Regulation M and not make a market in the Company's securities during the period set forth in the Frequently Asked Questions.

        The Company also advises the Staff that it has no agreement pursuant to which the underwriter would act as a finder of business acquisitions for the Company and has added disclosure to that effect on page 76 of Amendment No. 2.

        3.     In prior comment six to our letter dated July 27, 2005, we asked that you provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. Your response accurately notes that the existing shareholders will not have the right to convert shares acquired by them prior to this offering. We intended our comment, however, to address not only the shares purchased prior to this offering, but also shares purchased by your existing shareholders in this offering and in the aftermarket. Please revise.

        The existing stockholders of the Company have agreed to waive their right to convert shares acquired by them in this offering and in the aftermarket. The Company has revised the disclosure on pages 7 and 51 to so state.

        4.     We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

        The Company no longer contemplates using the provisions of Rule 434, and, accordingly, the box on the facing page of Amendment No. 2 is not checked.

Prospectus Summary

        5.     We note that you have received a limited number of unsolicited inquiries since filing this registration statement but that you have not responded to them. Please clarify here, in risk factor three, and in the Business section that you have not, and will not, respond to any such inquiries until after this offering has commenced.

        In response to the Staff's comment, the Company has added disclosure in the prospectus on the prospectus cover page and on pages 1, 11, 12, 40, 43 and 46 in Amendment No. 2 to the effect that it has not, and will not, respond to any such inquiries until after the offering has commenced.

        6.     Please revise the disclosure to elaborate on and clarify your use of the following terms and phrases in the context of the company's plans with respect to the use of proceeds of this offering and any proposed, considered or contemplated transaction or form of transaction involving the company:

    "we will seek to use leverage in a customary fashion;"
    "restructuring the balance sheet to employ proper leverage;"
    "management of the financial assets;" and
    "investment in expanded marketing programs."

        In response to the Staff's comment, the Company has elaborated on and clarified its use of the above-referenced phrases on pages 1 and 44 of Amendment No. 2.

Risk Factors, page 9

        7.     We note in risk factor six that Messrs. Stratton and Weingarten will remain associated "in various capacities" with the company following an initial transaction. Please explain "various capacities." Indicate as well whether their roles with the company following an initial transaction will be a term of any proposed business combination agreement or negotiation with a potential target.

        In response to the Staff's comment, the Company has added disclosure on page 13 of Amendment No. 2.

        8.     We reissue prior comment 19 in our letter dated July 27, 2005. Please affirmatively state whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies. In this regard, we note your response to our comment, but we are unable to locate the referenced language in risk factor 21.

        In response to the Staff's comment, the Company has added a risk factor on page 14 of Amendment No. 2.

        9.     The phrases "materially adversely affect" and "materially adversely effected" in the subheadings to risk factors 27 and 28 are generic and do not adequately address how your operations and financial position will be impacted. Please revise.

        The Company has revised the subheadings to risk factors 27 and 28 on pages 24 and 25 in Amendment No. 2 in response to the Staff's comment.

Use of Proceeds, page 27

        10.   We reissue prior comment 29 in our letter dated July 27, 2005. While you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event indicated. See Instruction 7 to Item 504 of Regulation S-K.

        In response to the Staff's comment, the Company has removed the footnote on page 32 reserving the Company's right to make material changes to the expected use of proceeds.

Dilution, page 26

        11.   We note your response to prior comment 31. SAB Topic 4C requires that stock splits and dividends effected after the date of the latest balance sheet presented, but before the release of the financial statements or the effective date of the registration statement, whichever is later, must be retroactively reflected, with disclosure, in those financial statements. Please revise the financial statements to reflect the stock split and revise references to common stock throughout the filing to agree.

        The amendment to the Company's certificate of incorporation was filed, and the stock split in the form of a stock dividend was effected, on October 17, 2005, and the financial statements have been revised accordingly.

Proposed Business, page 38

        12.   Revise the disclosure to add a listing of examples of the qualities the company will look for in connection with the acquisition of a portfolio of financial assets.

        The Company has revised the disclosure on pages 43 and 44 of Amendment No. 2 to separately list examples of qualities it will look for in connection with the acquisition of financial assets.

Principal Stockholders, page 57

        13.   Please clarify that Messrs. Stratton and Weingarten "are" deemed your promoters.

        In response to the Staff's comment, the Company has clarified on page 64 in Amendment No. 2 that Messrs. Stratton and Weingarten are deemed the Company's promoters.

        14.   Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.

        The Company has reviewed the no-action letter issued by the Commission on October 12, 2005, with respect to the applicability of Regulation M to warrant purchase agreements in connection with the Key Hospitality Acquisition Corporation public offering. The warrant purchase agreement and the related disclosure in Amendment No. 2 have been revised accordingly, and, as a result, the Company believes that Regulation M would not be applicable to the purchases contemplated by the warrant purchase agreement. In particular:

    •
    The warrant purchase agreement terms are fully disclosed in Amendment No. 2, including the duration of the purchase period, the maximum price to be paid per warrant and the total amount committed to the purchase program;

    •
    The warrant purchase agreement is filed as an exhibit to Amendment No. 2;

    •
    The warrant purchase agreement is a pre-established agreement in accordance with the guidelines in Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the warrant purchases will be made by a broker-dealer that is registered under Section 15 of the Exchange Act;

    •
    None of the warrants purchased pursuant to the warrant purchase agreement will be sold or transferred until the completion of an initial transaction;

    •
    All warrant purchases by management and affiliates of the Company will be reported to the Commission and publicly disclosed pursuant to Form 4.

    •
    Other than bids represented by the warrant purchase agreement during the restricted period, no warrant bids or purchases pursuant to the warrant purchase agreement will occur until 60 calendar days following the end of the restricted period for the unit distribution;

    •
    The Company and Deutsche Bank Securities Inc. will provide to the Commission's Division of Market Regulation (the "Division") promptly upon request, a daily time-sequenced schedule of all warrant purchases made pursuant to the warrant purchase agreement, on a transaction-by-transaction basis, including (i) size, broker (if any), time of execution and price of purchase; and (ii) the exchange, quotation system or other facility through which the warrant purchase occurred;

    •
    Upon request of the Division, the Company and Deutsche Bank Securities Inc. will transmit the information specified in the preceding bullet to the Division at its headquarters in Washington, D.C., within 30 days of its request; and

    •
    Representatives of the Company and Deutsche Bank Securities Inc. will be made available (in person at the offices of the Division in Washington, D.C., or by telephone) to respond to inquiries by the Division regarding their purchase(s).

Description of Securities, page 60

        15.   Under the heading "Shares Eligible for Future Sale," briefly discuss the type of post-initial transaction that would result in all of your stockholders having the right to exchange their shares, thereby releasing the shares from escrow.

        The Company has added disclosure on pages 70 and 71 of Amendment No. 2 in response to the Staff's comment.

Financial Statements

Note 2—Proposed Public Offering, page F-9

        16.   Please clarify the expected timing of the underwriters' purchase option. Note 2 to the financial statements indicates that the company has agreed to sell to the underwriters, for $100, an option to purchase 1 million units upon consummation of the offering, while page 36 in MD&A indicates that the company has agreed to sell the option upon consummation of an initial transaction.

        The Company has corrected the disclosure in MD&A on page 42 of Amendment No. 2 to indicate that the Company has agreed to sell the underwriter's purchase option to the underwriter upon the consummation of the offering.

*    *    *    *    *    *

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5034, or in my absence, William P. Gelnaw, Jr. at (617) 248-2133. Thank you.

                      Sincerely,

                      /s/  JAMES W. HACKETT, JR.

                      James W. Hackett, Jr.

cc:
Maureen Bauer
Richard A. Stratton
Joseph S. Weingarten
Patricia A. Baldowski
Floyd I. Wittlin, Esq.
Kevin Barry, Esq.
Thomas L. Iannarone, Esq.
William P. Gelnaw, Jr., Esq.